Exhibit 3.6

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at April 5th, 2012 (unless otherwise noted))

SOLICITATION OF PROXIES

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of First Quantum Minerals Ltd. (the “Company”) for use at the annual meeting of shareholders of the Company (the “Meeting”), and any adjournment thereof, to be held on Wednesday, May 9, 2012 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice”). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy” or Proxies”, as the case may be), are the Chairman and Chief Executive Officer, and the President, respectively, of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, by striking out the names of those persons named in the accompanying form of Proxy and inserting the desired person’s name in the blank space provided in the form of Proxy or by completing another form of Proxy.

Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a Proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the Proxy access number; or

(c)	using the internet through the website of Computershare at www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the Proxy access number.

A Proxy will not be valid unless the completed form of proxy is received by Computershare, no later than 11:00 a.m. (Eastern Time (Toronto time)) Monday, May 7, 2012.

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the offices of Computershare, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares (each a “Share” or collectively “Shares”) represented by the Proxy in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or trust company. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of Shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)	more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These Meeting Materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these Meeting Materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive them are accompanied by a VIF or a form of proxy already signed by the Intermediary. By returning the VIF, or form of proxy, in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Shares owned by him, her or it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.

Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Non-Registered holders who received and return a completed VIF may revoke their instructions in accordance with the requirements of their Intermediary.

VOTING OF PROXIES

Shares represented by properly executed Proxies in favour of persons designated in the enclosed form of Proxy will, where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made. Such Shares will be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed as a proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, management of the Company knew of no such amendment, variation or other matter which might be presented to the Meeting.

VOTING SECURITIES

The authorized capital of the Company is an unlimited number of common shares without par value (each a “Share” and collectively, the “Shares”). Each Share carries the right to one vote. Only registered holders of Shares are entitled to attend and vote at any meetings of the shareholders of the Company. As at April 5, 2012, there were 476,310,282 Shares issued and outstanding.

PRINCIPAL HOLDERS OF OUR SHARES

To the knowledge of the executive officers of the Company, there were no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the right to vote at the Meeting.

RECORD DATE

Only shareholders of record at the close of business on March 29, 2012 who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

Each shareholder is entitled to one vote for each Share registered in his, her or its name on the list of shareholders, which is available for inspection during normal business hours at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, and at the Meeting.

ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2011, together with the report of the Company’s auditors thereon, will be presented to the Company’s shareholders at the Meeting.

ELECTION OF DIRECTORS AND INFORMATION REGARDING PROPOSED DIRECTORS

Management of the Company proposes to nominate the persons named in the following table (the “Nominees”) for election to the Board of Directors of the Company (the “Board”). The term of each of the current directors of the Company will expire at the conclusion of the Meeting and each director elected at the Meeting will begin to hold office immediately after the Meeting and continue to hold office until the next annual general meeting of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.

Five (5) of the Nominees are independent directors, so that the Board will continue to be constituted with a majority of independent directors.

In 2008, the Board adopted a Majority Voting Policy whereby any nominee for election as a director at the Annual Meeting of Shareholders, for whom the number of votes withheld exceeds the number of votes cast in his or her favor, will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances is expected to tender his or her resignation to the Board. The Board will accept the resignation as soon as possible, consistent with an orderly transition and, in any event, within ninety (90) days. However, the Board retains the right to decline to accept a resignation in exceptional circumstances. In addition, the Majority Voting Policy does not apply during the circumstances of an election proxy battle.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

The following table sets forth the names of the Nominees, their respective age and province/state and country of residence, their principal occupation and public company directorships, the date they first became a director of the Company, if applicable, and the number of shares and Restricted and Performance Share Units beneficially owned by each Nominee. The statement as to the Common Shares and Restricted and Performance Share Units beneficially owned, directly or indirectly, or over which control or direction is exercised, by the Nominees is in each instance based upon information furnished by the Nominee concerned.

Name, Province or State and Country of Residence and Age	Principal Occupation and Directorships(5)	Company Director Since	Securities(6)
Philip K. R. Pascall Western Australia, Australia Age: 64	Chairman and Chief Executive Officer of the Company	June 19, 1996	5,772,725 Shares 244,675 Performance Share Units
G. Clive Newall West Sussex, England Age: 62	President of the Company; non-executive director of Gemfields Resources plc; non-executive director of Baker Steel Resource Trust Limited	May 1, 1996	2,756,885 Shares 93,250 Performance Share Units
Martin R. Rowley Western Australia, Australia Age: 57	Executive Director of Business Development for the Company; non-executive Chairman and Director of Forsys Metals Corp.; non-executive Chairman and Director of Lithium One Inc.	March 25, 1997	750,005 Shares(7) 170,005 Performance Share Units
Peter St. George(1) (2) (3) New South Wales, Australia Age: 65	Non-executive director of Boart Longyear Limited and Dexus Property Group	October 20, 2003	515,930 Shares
Andrew B. Adams(1)(2) (3) Ontario, Canada Age: 55	Non-executive director of Uranium One Inc. and Torex Gold Resources Inc.	June 6, 2005	75,000 Shares
Michael Martineau (3)(4) Kent, England Age: 67	Director of Golden Star Resources Limited; Chairman of Eurasia Mining Plc	October 1, 2007	10,130 Shares

Name, Province or State and Country of Residence and Age	Principal Occupation and Directorships(5)	Company Director Since	Securities(6)
Paul Brunner (2)(3)(4) Lima, Peru Age: 61	Former President and CEO of Boart Longyear Company; former managing director of Boart Longyear Limited; former regional director for Boart Longyear Limited	April 15, 2009	55,000 Shares(8) 5,000 Restricted Share Units
Steven McTiernan(1)(3)(4) Surrey, England Age: 60	Director of Sandown Energy Consultants Limited and Tullow Oil plc	August 14, 2010	5,000 Shares 10,000 Restricted Share Units

(1)	Denotes member of Audit Committee, as described under the heading “Board Committees”.
(2)	Denotes member of Compensation Committee, as described under the heading “Board Committees”.
(3)	Denotes member of Nominating and Governance Committee, as described under the heading “Board Committees”.
(4)	Denotes member of EH & S Committee, as described under the heading “Board Committees”.
(5)	Includes occupations for preceding five years unless the director was elected at the previous annual general meeting of the Company’s shareholders and was shown as a nominee for election as a director in the information circular for that meeting.
(6)	The number of Shares of the Company is the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by, each proposed nominee as of the date of this Circular. The number of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) are the number of RSUs and PSUs granted under the Long Term Incentive Plan as described below under “Statement of Executive Compensation”. On August 11, 2011 the Company completed a 5 for 1 share split and as such the number of shares reported in prior years has been accordingly adjusted.
(7)	750,000 shares are held by Jaeger Investments Pty Ltd., a company wholly-owned by Mr. Rowley.
(8)	55,000 shares are held by Monaguiyo Capital Ltd., a company over which Mr. Brunner exercises substantive control.

As discussed above, no two directors of the Company serve together on the board of directors of another public company.

Except as noted below, to the knowledge of the Company no proposed director of the Company is, or has been within the ten (10) years before the date of the Circular, (a) a director, chief executive officer or chief financial officer of any company that (i) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation (collectively, an “Order”), which Order was in effect for a period of more than thirty (30) consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or compromise with or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets or the proposed director.

To the knowledge of the Company, as at the date of this Circular, no proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

Mr. Adams resigned from the board of directors of Tahera Diamond Corporation (“Tahera”) on March 20, 2008. Tahera sought protection under the Companies’ Creditors Arrangement Act (the “CCAA”) in January, 2008 and in February 2008 suspended operations. Tahera was delisted from the TSX in November 2009. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd.

APPOINTMENT OF AUDITORS

It is proposed that PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) be appointed as auditors of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the audit committee of the Board (the “Audit Committee”).

The auditor is appointed by the Company’s shareholders and reports the results of its audit in the Company’s annual financial statements to the shareholders. PwC has confirmed its independence from management in connection with the audit of the consolidated financial statements for the period ending December 31, 2011.

In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by management of the Company will be voted in favour of the appointment of PwC as auditors of the Company.

BOARD AND BOARD COMMITTEES

A.	Frequency of Meetings

The Board ordinarily meets in person a minimum of five times per year and also has meetings by telephone. However, the frequency of and agenda items for Board meetings will vary depending on the state of affairs and opportunities available to the Company and the risks or issues which the Company faces.

B.	Committees

In addition to the Audit Committee, the Board has a compensation committee (the “Compensation Committee”), a nominating and corporate governance committee (the “Nominating and Governance Committee”), and an environmental, health, safety and corporate social responsibility committee (the “EHS&CSR Committee”).

Further information on the Audit Committee, including a copy of its Charter, can be found in the Company’s AIF, which is available on SEDAR, the System for Electronic Document Analysis and Retrieval, the publicly accessible database used for the filing of public securities information as required by securities regulatory agencies in Canada, at www.sedar.com. Further information on the Committees is provided below.

C.	Meetings Held in 2011

The information below sets out formal1 Board and Committee meetings held and the attendance of directors for the period January 1, 2011 to December 31, 2011.

Summary of Number of Board of Director and Committee Meetings Held

Board	6
Audit Committee	8
Compensation Committee	4
Nominating and Governance Committee	4
Environmental, Health & Safety Committee	4

[1]

“Formal” means meetings for which notice has been provided and which are attended in person or by telephone conference call. Attendance % is based on the number of such Board or committee meetings, as the case may be, which a director attended during the year divided by the actual number of Board or committee meetings, as the case may be, which a director could attend during the year.

Summary of Board of Director Meeting Attendance

Name of Director	Board Meetings Attended		Attendance (%)
Philip K.R. Pascall, executive director	6 of 6		100%
Martin R. Rowley, executive director	6 of 6		100%
G. Clive Newall, executive director	6 of 6		100%
Peter St George, independent director	5 of 6	(1)	86%
Andrew B. Adams, independent director	6 of 6		100%
Michael Martineau, independent director	5 of 6	(2)	86%
Paul Brunner, independent director	6 of 6		100%
Steven McTiernan, independent director	6 of 6		100%

(1)	Peter St George was unable to attend one board telephone conference call due to short notice of the meeting; however, he was subsequently consulted on all matters discussed and approved in the telephone conference.
(2)	Michael Martineau was unable to attend one board teleconference call due to short notice of the meeting; however, he was subsequently consulted on all matters discussed and approved at the meeting.

Summary of Committee Meeting Attendance

Name of Member	Audit Committee Meetings	Compensation Committee Meetings	Nominating & Governance Committee Meetings	EH&S Committee Meetings
Philip K.R. Pascall	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Martin R. Rowley	Not Applicable	Not Applicable	Not Applicable	Not Applicable
G. Clive Newall	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Peter St. George	8 of 8	4 of 4	4 of 4	Not Applicable
Andrew B. Adams	8 of 8	4 of 4	4 of 4	Not Applicable
Michael Martineau	Not Applicable	Not Applicable	4 of 4	4 of 4
Paul Brunner	Not Applicable	4 of 4	4 of 4	4 of 4
Steven McTiernan	8 of 8	Not Applicable	4 of 4	4 of 4

D.	Meetings of the Independent Directors

The Company’s independent directors meet, in person and without management and non-independent directors present, at a minimum at each quarterly meeting of the Board and at such other times as the independent directors deem necessary. Other than in person, these meetings may also take place formally or informally over the telephone. The independent directors also communicate with each other regularly or electronically by way of e-mail. During the 2011 financial year, the Company’s independent directors met in person without management and the non-independent directors five times. In addition, the independent directors meet in person or by telephone conference to conduct Committee meetings.

CORPORATE GOVERNANCE

The Board believes that sound corporate governance practices and the regular review thereof are essential to the well being of the Company and its shareholders. National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires disclosure concerning an issuer’s corporate governance practices. The Company operates under the guidelines set out below which address the requirements of NI 58-101 and the guidance suggested under National Policy 58-201 Corporate Governance Guidelines. The Company is also mindful of its listing on the London Stock Exchange and therefore monitors its practices in light of the corporate governance principles articulated under the UK Corporate Governance Code. The Company believes its governance practices substantially meet the principles of the UK Corporate Governance Code.

A.	Composition of the Board of Directors and Board Independence

The Company currently has eight directors, five of whom are independent (Peter St. George, Andrew Adams, Michael Martineau, Paul Brunner and Steven McTiernan), meaning they have no direct or indirect relationship with the Company which could be reasonably expected to interfere with their exercise of independent judgment. In determining whether a director is independent, the Board applies the definition of “independence” as set out in Section 1.2 of NI 58-101.

Philip K.R. Pascall, G. Clive Newall, and Martin R. Rowley do not qualify as independent directors due to their management positions with the Company.

Since a majority vote is necessary to approve matters before the Board, the support of at least two independent directors is required.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company’s management. The Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the EHS&CSR Committee consist entirely of directors who are independent of the Company’s management. As noted above, the Company’s independent directors meet regularly without management. In addition, as noted below, one of the independent directors serves as a Lead Director.

To the knowledge of the Board, the Company does not have a significant shareholder with the ability to vote a majority of the outstanding Shares of the Company for the election of directors.

B.	Chairman and Lead Director

(a)	Chairman

The Board’s Chairman is Philip K.R. Pascall, who, as noted above, also serves as the Company’s Chief Executive Officer and is therefore not an independent director of the Company.

(b)	Lead Director

The Board’s policy is that, as the Chairman is not an independent director, one of its independent directors is to be appointed as Lead Director of the Board. The Board appoints, from among the independent directors, a Lead Director on an annual basis. It is the Lead Director’s responsibility to provide leadership to enhance the functioning of the Board and its committees and, together with the Chairman, the effectiveness of its individual members including through Board evaluation.

Mr. St. George is, as of the date of the Circular, Lead Director of the Board.

C.	Responsibilities of the Board of Directors and Mandate

Under the Business Corporations Act (British Columbia), the Board is required to supervise the management of the affairs and business of the Company.

Generally, the Board’s responsibilities include (i) the review and approval of corporate strategies, financial statements and its annual budget; (ii) monitoring management performance; (iii) appointing and assessing the performance of the Chief Executive Officer; (iv) ensuring effective management processes are in place; and (v) ensuring risks are properly identified and appropriate procedures for risk mitigation are in place.

The Board reviews the Board’s composition on an annual basis to ensure that it has the mix of skills and competencies needed for the Company’s current and future plans. It also meets a minimum of five times a year in person and, as necessary, by telephone conference call.

The Board’s written mandate is categorized into five (5) major functions. These are:

(a)	Selection of the Senior Management

(i)	Appointing and replacing the CEO, monitoring the CEO’s performance, determining the CEO’s compensation and providing advice and counsel to the CEO in the execution of his duties;

(ii)	Approving the appointment and remuneration of all corporate officers, having taken advice from the CEO;

(iii)	Regularly reviewing plans for management succession; and

(iv)	Satisfying itself as to the integrity of the CEO and other executive officers and ensuring that the CEO and other executive officers create a culture of integrity throughout the Company.

(b)	Monitoring and Acting

(i)	Monitoring the Company’s progress towards its goals, and if necessary, revising and altering its direction;

(ii)	Requiring management to take action when the Company’s performance falls short of its goals or when other special circumstances arise that warrant change (for example, mergers and acquisitions or changes in control); and

(iii)	Approving any payment of dividends to shareholders.

(c)	Strategy Determination

(i)	Participating with management in developing and providing the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals; and

(ii)	Ensuring that management has correctly identified the principal risks of the Company’s business and is implementing systems that will manage these risks.

(d)	Policies and Procedures

(i)	Ensuring that the Company operates at all times within applicable laws and regulations, and to the highest ethical and moral standards; and

(ii)	Monitoring compliance with significant policies and procedures for the Company’s operations.

(e)	Reporting to Shareholders

(i)	Ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis and within applicable laws and regulations;

(ii)	Ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards and in compliance with applicable laws and regulations;

(iii)	Ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company, in compliance with applicable laws and regulations; and

(iv)	Reporting annually to shareholders on the Company’s stewardship for the preceding year.

D.	Company Goals

The Company’s primary goals are to operate low cost mines, use management’s experience and expertise to construct cost efficient new operations and expand internationally through the exploration and acquisition of deposits to which the Company can add value. The Company also continually investigates, monitors and seeks out other opportunities worldwide where it can apply its expertise and which may provide balance to its geographic and commodity profile. The Company’s objective is to add value for the benefit of all stakeholders.

E.	Board Committees

(a)	Audit Committee

The Audit Committee is currently composed of three independent directors: Messrs. Adams, St. George and McTiernan. The Chairman of the Audit Committee is Mr. Adams.

The Audit Committee operates under the Audit Committee Charter, which provides that each member of the Audit Committee is to be financially literate. As well, at least one member must have considerable accounting and related financial experience. The Audit Committee reviews the annual financial statements, reviews and approves the quarterly financial statements of the Company, oversees the annual audit process and the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors. It recommends to the Board a firm of independent auditors to be nominated for appointment by the shareholders at the Company’s next annual general meeting. In addition, the Audit Committee meets at least once annually, and usually quarterly, with the external auditors of the Company, both with and without the presence of members of management. Further information on the Audit Committee, including a copy of its Charter, can be found in the Company’s AIF, which is available on SEDAR at www.sedar.com.

(b)	Compensation Committee

The Compensation Committee is composed of three independent directors: Messrs. Brunner, St.George and Adams. The Chairman of the Compensation Committee is Mr. Brunner.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer’s compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Board, exclusive of any executive Board member to whom the recommendation applies, reviews such recommendations and is responsible for determining executive compensation. The Compensation Committee discusses executive compensation throughout the year and makes any necessary determinations (usually prior to the annual general meeting of the Company) relating to executive compensation.

The Compensation Committee is responsible for obtaining information on executive compensation from a variety of sources, including independent consultants, compensation surveys and information from companies similar in size and function to that of the Company and then takes recommendations to the Board on compensation and all of its various elements. The Compensation Committee also reviews, identifies and mitigates risks that may be associated with the Company’s compensation policies.

Each of the Committee members has held senior management positions in public companies and has considerable experience in developing compensation programs, particularly in the context of executive compensation.

(c)	Nominating and Governance Committee

The Nominating and Governance Committee is composed of all five (5) independent directors: Messrs. St. George, Adams, Martineau, Brunner and McTiernan. The Chairman of the Nominating and Governance Committee is Mr. St. George.

The Nominating and Governance Committee reviews the Company’s corporate governance practices, in light of the standards and guidelines recommended or required by applicable corporate and/or securities regulatory authorities and stock exchanges, and identifies and nominates potential director candidates to the Board. The Nominating and Governance Committee is responsible for reviewing corporate governance practices against securities requirements, monitoring the effectiveness of the Company’s corporate governance and where necessary, recommending improvements for adoption by the Board. It also reviews the directors’ relationship with management, assesses the independence and performance of each member of the Board, and evaluates and recommends nominees for the Board in consultation with the Company’s Chairman and its Lead Director, with assistance from third party consultants as the Committee may determine. In coordination with the Board as a whole, it will also review the amount and form of compensation for the independent directors, for determination by the Board.

On January 31, 2010, the Nominating and Governance Committee recommended, and the Board subsequently adopted, a Say on Pay Policy whereby shareholders can engage in an annual advisory vote on executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, through an advisory vote at each annual shareholders’ meeting.

(d)	Environmental, Health, Safety and Corporate Social Responsibility Committee (the EHS&CSR Committee)

The EHS&CSR Committee is composed of three independent directors: Messrs. Martineau, Brunner and McTiernan. The Chairman of the EHS&CSR Committee is Mr. Martineau.

The EHS&CSR Committee reviews adherence by the Company to its health and safety policies and practices in accordance with applicable environmental, health and safety laws and regulations. The EHS&CSR Committee is responsible for reviewing the Company’s environmental, health and safety policies and practices in the context of applicable laws and regulations in those countries in which the Company operates. In addition, the EHS&CSR Committee oversees the Company’s assessment of environmental, health and safety risk at each of the locations in which it carries out its operations. The Company also has a management committee responsible for reviewing environmental, health and safety issues, which meets regularly and reports to the EHS&CSR Committee.

On February 4, 2012 the Board added a Corporate Social Responsibility (“CSR”) mandate to the former EH&S Committee’s responsibilities. The Committee oversees the Company’s CSR strategies and programs and considers and recommends the implementation of best practices in key areas for the Company.

F.	Position Descriptions

The Board has developed written position descriptions for each of the Chairman, the Chief Executive Officer, the President, and the Chief Financial Officer, and for each of the committee chairmen.

G.	Orientation and Continuing Education

The Board reviews its own composition on an annual basis. The Board expects that a prospective candidate will fully understand the role of the Board and the contribution expected of him or her. Once appointed or elected, new directors are provided with a Company orientation, which includes briefings, on an initial and ongoing basis, on the activities of the Company. As part of the orientation new directors are required to attend site visits. In addition, ongoing site visits are organized and attendance is encouraged. Key management and advisors are frequently invited to Board meetings to provide detailed presentations to the Board on significant developments and topics within their area of responsibility and expertise. Directors are also encouraged to participate in continuing education relevant to their roles as directors and committee members. Directors are reimbursed for reasonable out-of-pocket expenses, including any continuing education courses, in connection with their duties as directors. Annually, the Company Board Manual, which includes but is not limited to company information, corporate structure, committee charters, policies, and information relating to compensation plans, is updated and approved by the Board and made available to the Directors.

H.	Shareholder Feedback and Concerns

The Company manages a shareholder relations program under the direction of its President, Mr. Newall. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts, investment fund managers, members of the press and the public to discuss reported financial results and other announcements by the Company. Shareholders, other stakeholders and the public are informed of developments in the Company by the issuance of news releases, all of which are reviewed and approved by the Company’s Disclosure Committee and, in most cases, the Board.

Management of the Company is available routinely to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis. The response will depend on the kind of information requested. Significant concerns are brought to the attention of the management of the Company or the Board.

Under its written mandate, the Board is required to oversee the Company’s Corporate Disclosure Policy. The Board monitors the policy and the procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally.

I.	Expectations of Management

The Board expects management of the Company to conduct the business of the Company in accordance with the Company’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board establishes its expectations of management both over the next financial year and in the context of the Company’s long-term goals. The Board then reviews management’s progress in meeting these expectations throughout the calendar year and in connection with determining compensation.

J.	Ethical Business Conduct

(a)	Code of Conduct

The Board has approved and adopted a code of conduct (the “Code of Conduct”) for directors, officers and other employees of the Company. In early 2011 the Board conducted a thorough review of its Code of Conduct. An updated Code of Conduct was filed on SEDAR effective May 20, 2011. Compliance with the Code of Conduct is expected at every level of the Company. Employees who are aware of Code of Conduct breaches must, under the Code of Conduct, report them to their supervisors or superiors, as the case may be. Employees who breach the Code of Conduct may be subject to disciplinary action up to and including termination of their employment. Matters of a serious nature are brought to the attention of the Board. The Company takes active steps annually to ensure all employees are familiar with the requirements of the Code of Conduct.

The Code of Conduct contains conflict of interest provisions which require employees (including officers) to disclose in writing to their immediate supervisors all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. An employee in a situation of conflict of interest is given sufficient time to address the conflict.

(b)	Social Commitment and Responsibility

The Company has adopted a Social Policy with the objective of maximizing socio-economic opportunities and benefits for the communities in which it operates while minimizing potential negative social impacts. The Company also subscribes to the Equator Principles. The Company maintains policies relating to the social and well-being of its employees, including policies such as an HIV/Aids Policy, Environmental Policy, Whistleblower Policy and a Human Rights Policy. Management and the Board believe that the existence of the Code of Conduct together with these policies is important to promote a culture of ethical business conduct, both within the Company and by the Company.

The Company produces an annual Corporate Sustainability Report, which is available for review on the Company’s web-site www.first-quantum.com.

(c)	Insider Trading Policy

The Board has approved an Insider Trading Policy which applies to its directors, officers, employees and consultants. The Insider Trading Policy prohibits both the unauthorized disclosure of any non-public information by these persons and any trading of shares by them while they are in possession of material information which has not been disclosed to the public. It also provides for the application of “no-trade” periods following completion of a financial quarter until two trading days following the filing of a news release announcing the results for that quarter. Potential insiders are reminded of the Company’s no-trade periods on a quarterly basis.

(d)	Conflicts of Interest

All directors are required to comply with the provisions governing conflicts of interests in the Business Corporations Act (British Columbia). The Company’s policy relating to directors specifically requires that where a director has any direct or indirect interest in a proposed contract or transaction with the Company, or holds any office or possesses any property, directly or indirectly, which may create a conflict with his or her duty or interest as a director to the Company, the director must disclose the nature and extent of that interest and any conflict associated therewith at the earliest opportunity at a meeting of the Board. The Company maintains a Register of Declared Related Party Transactions and Register of Related Employees, which is reviewed and updated at each quarterly Board meeting.

K.	Assessments of Directors

Directors of the Company are assessed on an annual basis by the Chairman for effectiveness and contribution to the Company. The assessment includes the completion by each director of a comprehensive questionnaire, the review and evaluation by the Chairman of each completed questionnaire, and a subsequent “one-on-one” session between the Chairman and each director in which the Chairman and the director discuss the director’s role on the Board and his contribution to the Board and the Company. The Chairman conducted an external review through comprehensive questionnaire in November 2011. This review included an assessment of Board effectiveness, peer reviews of each director’s individual performance, and director self assessments. The results were incorporated in a report that was provided to all directors. The Chairman then held one-on-one sessions with each director to review the results.

L.	Minimum Share Ownership

In May, 2011, the Board decided to implement a share ownership requirement applicable to all independent directors of the Company. All independent directors must acquire a minimum of 15,000 common shares in the Company over a five year period. This share amount is based on approximately 1.5 times the Annual Director Fee and may be adjusted by the Nominating & Governance Committee from time to time.

STATEMENT OF EXECUTIVE COMPENSATION

A.	General

This section discloses all direct and indirect compensation provided to certain executive officers and all directors for services they have provided to the Company, and the compensation decision making process, as required by Form 51-102F6 under National Instrument 51-102.

B.	Compensation Discussion and Analysis

(a)	Compensation Discussion and Analysis

The Compensation Committee develops and oversees the implementation of executive compensation plans and policies that are intended to:

(i)	attract and retain skilled and experienced executives and senior managers;

(ii)	motivate executives and senior managers to achieve corporate objectives and create shareholder value; and

(iii)	encourage executives and senior managers to link their personal financial interest to those of the shareholders.

The compensation of executives and senior management is based on competitive rates in the marketplace, taking account of location and conditions of employment, and achievement of performance-related objectives. Senior executive compensation packages comprise a base salary, a discretionary annual performance-related bonus under a short term incentive program and, at the discretion of the Compensation Committee, a long-term incentive component through the Company’s Long Term Incentive Program (“LTIP”).

The Compensation Committee reviews and recommends to the Board the compensation for the following senior executives: Chief Executive Officer, President, Chief Financial Officer, Executive Director of Business Development and General Counsel and Corporate Secretary (the “Named Executive Officers”, as that term is defined in Form 51-102F6 under National Instrument 51-102 (each a “NEO”)).

The Compensation Committee meets quarterly in person or by telephone conference and as required from time to time. In its consideration and review of NEOs Compensation, the Compensation Committee examines the compensation of executives in other mining companies in Canada and throughout the world. The Compensation Committee also reviews the growth and development of the Company over the preceding year and any specific initiatives taken during that period to promote the growth and progress of the Company and the enhancement of shareholder value. The Compensation Committee also considers performance targets, quantitative and qualitative measures in determining a NEO’s total remuneration. Performance objectives generally address six areas of importance: Safety, Business Development/Financial Results, Business Execution, Strategy Advancement, People Performance and External Relations. For the current period, the Compensation Committee considered the total remuneration for executives from representative companies within the mining industry. While the Company retains the services of independent compensation consultants to assist in benchmarking the total remuneration package, the Committee also maintains the flexibility to compensate the NEOs in light of the unique roles they play within the Company and recognizes that benchmarking may not always fully serve these purposes.

The Company retained Hay Group Limited in 2011 as consultants to provide data to help determine adequate levels of compensation for executives, including the Chief Executive Officer, Chief Financial Officer, President, Executive Director – Business Development and General Counsel and Corporate Secretary. In making its determination of the total remuneration packages for the President, Chief Financial Officer, Executive Director—Business Development, and General Counsel and Corporate Secretary for 2011, the Compensation Committee considered performance targets for each role, changes to the external market, the performance of the Company throughout 2010, and the recommendations of the CEO. The Company paid Executive Compensation Related-Fees to the Hay Group Limited of CAD$12,747.20 in 2010 and CAD$19,563.40 in 2011 for their services.

The Chief Executive Officer’s compensation must be approved by the Board, based on a recommendation from the Compensation Committee, in accordance with the same principles applied to other senior executive officers. Given this, the Compensation Committee considers the total compensation of the Chief Executive Officer in light of data compiled by Hay Group Limited for the Compensation Committee. The total compensation of the Chief Executive Officer is evaluated and determined in light of this data and the performance of the Chief Executive Officer generally and compared against performance targets previously approved by the Compensation Committee and endorsed by the Board.

The Compensation Committee’s objective in considering and reviewing executive compensation is to ensure that executive compensation rewards performance and is fair and reasonable, but also sufficient to attract and retain qualified and experienced executives. For this reason it aims to reward towards the 75th percentile of the market for the roles under consideration. The Compensation Committee annually reviews and approves, on recommendations from the CEO, the actual target percentage of base salary for short and long term incentives applicable to each of the NEOs for the upcoming year and this is documented and communicated to the individual in question. These targets are set in the light of the specific roles, responsibilities and personal objectives of each NEO. The Compensation Committee applies the same methodology in setting the target for the CEO.

All NEO objectives are set in consultation with the NEO, reviewed by the Compensation Committee, and are derived from the Company’s strategic focus. The objectives concentrate on areas most likely to advance the strategy over the coming year which ensures that those areas of strategic importance are clearly articulated, given the greatest priority and advanced. These performance discussions include clearly defining measures that will determine the extent to which the objective was achieved. Each of the six areas of importance described above are given a percentage weighting to signify the value of each area to the shorter and longer term strategies of the Company. Full achievement of all objectives would result in the full target percentage of base being awarded (individual target bonuses range from 50 to 100% of base salary) while partial achievement results in a percentage of the target reward being awarded. In the case of the CEO, the Compensation Committee sets his annual objectives in consultation with him.

All NEO bonuses are approved by the Compensation Committee in May and are paid in July. Bonuses paid to NEOs during 2011 were determined based on the NEOs’ performance during the preceding year (2010) against each agreed target as a percentage of base salary. Performance objectives relating to the previously noted areas of importance were agreed with each NEO at the beginning of the preceding year with each performance objective contributing an agreed percentage towards the overall target bonus. Assessments were then conducted after discussion with the individual concerned, the CEO and the members of the Compensation Committee to determine the extent to which each performance objective was met and this assessment is then used to determine the bonus amount. As noted above, the maximum target bonus for NEO’s ranged between 50% to 100% of annual base salary. For the NEO’s, the aggregate target bonuses for 2010 were 58% of their aggregate base salary for that year. Actual aggregate awards for this group determined in 2011 in respect of the 2010 were 71% of base salary (68% of target). For 2011, the aggregate target bonuses for NEO’s was set at 80% of their 2011 base salaries.

LTIP Awards given to the Company NEOs in the current year were determined based on the NEOs’ performance in the previous year and the extent to which their agreed objectives have increased shareholder value and contributed to the strategic direction of the Company. For 2011 LTIP awards (comprising both Restricted Stock Units and Performance Stock Units as described below) granted to NEOs, other than the CEO, ranged from 83% to 133% of 2011 base salary calculated on the 20 day volume-weighted average price prior to July 1, 2011. In the case of the CEO, whose award was solely in PSUs, the comparable figure was 162% of 2011 base salary.

The Compensation Committee believes the NEOs’ compensation in 2011, for 2010’s performance, was fair and reasonable, given the Company’s organic and acquisitive growth, as well as its long term share price performance. Increases in base salaries, where applicable, were made effective July 1, 2011.

The Board delegates responsibility to the Compensation Committee to review, identify and mitigate risks associated with its compensation policies. This includes ensuring that the Company’s executive compensation policies are designed not to encourage a NEO or individual at a principal business unit or division to take inappropriate or excessive risks in order to achieve individual short term compensation objectives or outcomes that are not consistent with the long term interests of our shareholders. To achieve this, the Compensation Committee ensures that the Company’s compensation policies are structured consistently throughout the FQM Group. As reported, all NEO’s have similarly structure compensation arrangements. These provide for a base salary, a short term bonus plan and the LTIP. The short term bonus plans are based on a range of personal and corporate objectives none of which have the effect of encouraging excessive risk taking. Awards under the LTIP are based either on service or relative performance against a selected peer group and are satisfied, if the LTIP requirements are met, by the issue of FQM common shares at the end of the 3 year vesting period (salary, bonus, and LTIP). The deferred nature of this scheme, the form of compensation and the relatively simple performance criteria do not, in the Committee’s view promote excessive risk taking. Furthermore the Committee believes the broad range of objectives used in the LTIP provide an appropriate balance between short and longer term incentives. Accordingly the Compensation Committee has not identified any risks arising from its compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

NEO’s and directors are permitted to purchase financial instruments, including, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. All such purchases are subject to insider reporting requirements and are reported on the System for Electronic Disclosure by Insiders (“SEDI”).

(b)	Performance Graph

The following information and chart compares the Company’s five year share price performance had CAD$100 been invested in the Company on December 31, 2006 with the performance of the S&P/TSX Composite Index and the TSX Diversified Metals Index over the five most recently completed financial years.

	2006	2007	2008	2009	2010	2011
S&P/TSX Composite Index	100	109.77	74.23	99.72	116.94	106.92
TSX Diversified Metals Index	100	130.16	95.91	128.59	175.42	138.35
First Quantum Minerals Ltd.	100	136.95	29.64	135.21	183.14	171.47

(1)	All amounts expressed are in CAD$. The share values presented in this table have been adjusts to reflect a 5 for 1 share split which was completed by the Company in August 2011.

Since the start of 2007, other than during the global financial crisis in 2008. the Company’s share price has outperformed both the TSE Composite Index and the Diversified Metals and Mining Index:

•

It is notable that the rapid deterioration of global economic conditions and worldwide equity markets resulted in an unexpected decline in the Company’s share price during the latter part of 2008. The Company’s share price reached a low closing price of CAD$13.51 on December 5, 2008. In response to changes in the external environment, in the latter part of 2008 and into 2009, the Company undertook an aggressive cost cutting program across all operations. This included the acceptance by Directors and senior managers of voluntary base pay reductions.

•

In order to ensure the Company had sufficient cash resources to fund ongoing working capital requirements and capital commitments and to take advantage of any acquisition opportunities as they arose, the Company raised CAD$346 million through an equity issue in April 2009 and the issue of a US$ 500 million convertible bond in June 2009.

•

In early 2010, the Company continued to pursue its diversification and growth objectives by acquiring Kiwara PLC., the owner of a significant copper development project in Zambia and BHP’s Ravensthorpe nickel project in Western Australia and in December 2010 acquired Antares Minerals Inc., the sole owner of the Haquira Project located in southern Peru. These acquisitions, in addition to the acquisition of the Kevitsa Project in 2008, have provided the Company with a very strong growth profile of long life copper and nickel mines, which are anticipated to produce over 1,000,000 tonnes of copper by 2017, as well as over 55,000 tonnes of nickel by 2013.

•

The Company has self-funded its recent capital projects, including major expansions at Kansanshi, the construction of the Kevitsa nickel/copper/PGE project in Finland which is scheduled to commence production in Q2 2012, as well as completing the Ravensthorpe recommissioning, reaching commercial production on December 28, 2011.

•	In 2011, the Company incentivized a voluntary conversion of the $500 Convertible Bond issuing 8,955,547 new common shares on August 4, 2011.

•	In 2011, the Company subdivided its common shares on a five-for-one basis.

•	At the end of 2011, after the expenditure of $1.1 billion on capital investment, the Company still had a cash balance of $452 million and had incurred no debt.

•

In March 2012, following two years of complex arbitration in Paris and Washington, and civil litigation in the British Virgin Islands, the Company closed a settlement agreement to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the DRC, and to settle all current legal matters relating to these interests for a total consideration of US$1.25 billion. The settlement recovered in excess of the Company’s historic investment in the DRC, following the total write down of those assets and in unfortunate circumstances, where all could have otherwise been lost.

•

Finally, despite the negative impact on financial and equity markets in mid-2011 due to the “Euro-crisis”, the Company outperformed the TSX Diversified Metals Index, closing 2011 with a share price of CAD$20.05 on a post-split basis.

(c)	Option-based Awards

While the Company has a stock option plan (the “2004 Stock Option Plan”) (See Part D – Incentive Plan Awards), the Company has not granted stock options since 2006.

(d)	Long Term Incentive (Treasury) Plan

The Company also implemented a Long Term Incentive (Treasury) Plan (LTITP) in 2009. No awards have been issued under the LTITP to date.

C.	Summary Compensation Table

(a)	Compensation of NEOs and Summary Compensation Table

The following table sets forth particulars concerning the compensation of the NEOs for the Company’s three most recently completed financial periods that ended December 31, 2011, December 31, 2010 and December 31, 2009 respectively. All calculations referenced are in US dollar currency.

Name and Principal Position	Year	Salary ($)		Share Awards ($)(1)(3)(4)(5)	Annual Incentive Plans ($)		All Other Compensation ($)(2)(6)	Total Compensation ($)
PHILIP K. R. PASCALL Chairman, Chief Executive Officer	2011	962,500		610,159	890,000		30,798	2,493,457
	2010	900,000		293,879	700,000		27,272	1,921,151
	2009	787,500		124,300	300,000		0	1,211,800
MARTIN R. ROWLEY Executive Director of Business Development	2011	655,000		341,712	470,000		22,052	1,488,764
	2010	605,625		162,687	436,000		15,486	1,219,798
	2009	523,125		90,400	193,000		0	806,525
G CLIVE NEWALL President	2011	510,000		219,994	320,000		11,781	1,061,775
	2010	457,500		98,872	290,000		16,016	862,388
	2009	391,500		62,150	125,000		0	578,650
CHRISTOPHER LEMON General Counsel and Corporate Secretary	2011	352,270		174,914	147,673		303,349	978,206
	2010	326,333	(2)	96,773	157,787	(2)	135,147	716,040
	2009	254,184		35,014	44,000		0	333,198
MARK BOLTON(7) Chief Financial Officer	2011	413,964		147,473	181,250		25,060	767,747
	2010	427,500		123,784	70,000		3,679	624,963
	2009	52,500		63,280	0		0	115,780

(1)	For disclosure purposes, all share awards paid in Canadian dollars have been converted as follows (the exchange rate on the date of grant): CAN$1.00 = USD$1.0345 for 2011 (as at July 1, 2011); CAD$1.00 = USD$0.947 for 2010 (as at July 1, 2010); and CAD$1.00 = USD$0.865 for 2009 (as at July 1, 2009).
(2)	For disclosure purposes, any compensation, annual incentive plans or other compensation paid in Canadian dollars have been converted as follows: CAD$1.00 = USD$0.9804 for 2011 (year average); CAD$1.00 = USD$0. 971 for 2010 (year average); and CAD$1.00 = USD$0.88 for 2009 (year average); and any other compensation paid in Great British Pounds have been converted as follows: GBP£1.00 = USD$1.5453 for 2011 and GBP£1.00 = USD$1.546 for 2010.
(3)	In 2011, Messrs. Pascall, Rowley, Newall, and Bolton all received share awards in the form of PSUs. Mr. Lemon received a combination of PSUs and RSUs. Both the PSUs and RSUs were valued on the Grant Date (July 1) at Fair Market Value (assuming a share price of CAD$140.62 – previous business day closing price), and using the Monte Carlo Simulation for PSUs (36.20% probability of vesting).

(4)	In 2010, Messrs. Pascall, Rowley, and Newall all received share awards in the form of PSUs. Messrs. Bolton and Lemon received a combination of PSUs and RSUs. Both the PSUs and RSUs were valued on the Grant Date (July 1) at Fair Market Value (assuming a share price of CAD$53.55 – previous business day closing price), and using the Monte Carlo Simulation for PSUs (22.60% probability of vesting).
(5)	In 2009, Messrs. Pascall, Rowley, Lemon and Newall all received share awards in the form of PSUs. Mr. Bolton received a combination of PSUs and RSUs. Both the PSUs and RSUs were valued on the Grant Date (July 1) at Fair Market Value (assuming a share price of CAD$56.25 – previous business day closing price), and using the Monte Carlo Simulation for PSUs (22.60% probability of vesting). All of these figures have been converted into US dollars.
(6)	The All Other Compensation consists of dividends paid on unvested Share Awards and tax adjusted allowances. The Company pays dividend equivalents on all unvested Share Awards in accordance with the Company’s Dividend Policy pursuant to which, in recent years, the Company has used as guidance and paid 10% of net after tax profits, which was increased to 15% for the 2011 final divided. There was no final dividend for 2008 paid in 2009. 2009 dividend equivalency payments were made on unvested RSUs / PSUs on September 21, 2009 for $0.08 per unit (which was actually paid in May 2010) and May 6, 2010 for $0.512 per unit. 2010 interim dividend equivalency payments were made on unvested RSUs / PSUs on September 20, 2010 for $0.197 per unit. 2011 dividend equivalency payments were made on unvested RSUs / PSUs on May 5, 2011 for $0.603 per unit and September 20, 2011 for $0.0533 per unit. Mr. Lemon was relocated to London, UK, in 2010 and receives tax adjusted cost of living allowances for schooling and housing. These amounts also include pension savings payments contributed by the Company in 2011 to Messrs Lemon and Bolton.
(7)	Mark Bolton provided notice of resignation from his position as CFO on August 12, 2011 and ceased employment with the Company in November 27, 2011. Mr. Hannes Meyer commenced employment as CFO on March 15, 2012.

(b)	Currencies

All of the NEOs’ base salaries and annual incentives are paid in US$. All compensation paid in CAD$ or £GBP has been converted into US$ unless otherwise stated.

(c)	Officers Who Also Act as Directors

The CEO, President and Executive Director Business Development also act as directors of the Company. The CEO is also the Chairman. They are not paid additional compensation as directors or as Chairman.

D.	Incentive Plan Awards

(a)	Outstanding Share Awards and Option Awards

Name	Share Awards
	Number of Unvested		Nominal Market Value of Unvested as of December 31, 2011(1) ($)		Fair Market Value of all Unvested PSUs as of December 31, 2011(1) (2) ($)
	PSUs	RSUs	PSUs	RSUs
Philip K.R. Pascall	244,675	Nil	4,905,733	N/A	1,267,546
Martin R. Rowley	170,005	Nil	3,408,600	N/A	750,237
G. Clive Newall	93,250	Nil	1,869,662	N/A	479,833
Christopher Lemon	47,710	7,025	956,585	140,851	244,342
Mark Bolton(3)	Nil	Nil	N/A	N/A	N/A

(1)	Amounts shown are in CAD$ based on a share price of CAD$20.05 as at December 30, 2011 (last trading day) and assuming all PSUs and RSUs vest.
(2)	The PSU fair market value is calculated using the probability of PSUs vesting at grant date: 2011 award – 36.20%; 2010 award – 22.60%; and 2009 award – 22.60%.
(3)	Mr Bolton ceased employment with the Company on November 27, 2011 and all unvested PSUs/RSUs were forfeited.

The purpose of the LTIP is to create alignment with shareholder interests and to promote the long-term success of the Company by providing equity based incentive awards to eligible employees, including the NEOs, and to assist the Company in attracting and retaining individuals with superior experience and ability. Under the LTIP awards (collectively “LTIP Awards”), the Company has created two types of awards to be granted to employees, which vest over a period of three years. These awards are:

RSUs

RSUs are shares of the Company that will be awarded to the holder of the grant based on vesting rights assigned by the Company. Upon vesting of these units, the employee receives shares of the Company, based on the award granted. Generally RSUs vest on the third anniversary of the date of grant subject to the individual remaining as an employee of the Company on that date. Employees who have voluntarily left the Company or have been terminated for cause forfeit all unvested RSU.

PSUs

PSUs are shares in the Company that will be awarded to the holder of the grant based on vesting rights assigned by the Company. Upon vesting of these units, the employee receives shares of the Company, based on the award granted. PSU Award performance and vesting is measured by comparing Total Shareholder Return (“TSR”) of FQM shares over the performance period (generally three years) to the TSR of an index of mining companies forming part of the S&P/TSX Capped Diversified Metals & Mining Index and the FTSE Mining Index (together the “CG Index”).

In early 2009, the Compensation Committee revised the CG Index by significantly expanding the number of companies included in it and allocating a weighting to each company so that it was more closely aligned to FQM’s peer group.

For the 2009 PSU Award the full vesting threshold was 110% of the CG Index TSR. If the Company’s share price exceeds the CG Index TSR by less than 10%, then the PSU award partially vest in 10% increments for each 1% the Company’s TSR exceeds the CG Index TSR.

For the 2010 award, the Company increased the level of PSU awards but at the same time raised the full vesting threshold to 112.5% of the CG Index TSR. If the Company’s share price exceeds the CG Index TSR by less than 12.5%, then the PSU awards partially vest in 10% increments for each 1.25% the Company’s TSR exceeds the CG Index TSR. In addition, a further stretch target was introduced in 2010 such that the number of shares awarded in the 2010 PSU Award can be upscaled for each percent above 112.5% of CG TSR to a maximum of 50% of the original award in the event that the Company’s TSR is 117.5% or more of the CG Index. The upscaling is pro rata between 112.5% and 117.5%. The addition of this upscaling is intended to reward NEOs for exceptional company performance and shareholder returns relative to its peers over the three year life of a PSU Award.

The 2011, PSU awards were made on the same terms as the 2010 PSU awards.

NEOs receive LTIP Awards primarily in PSUs. This directly aligns the NEO’s incentive compensation to the creation of shareholder value.

The awards granted to NEOs, other than the CEO, are based on recommendations made to the Compensation Committee by the CEO, while the Compensation Committee alone recommends the quantum of award granted to the CEO for approval by the Board.

The Company uses the Monte Carlo Simulation method to value PSU awards. The Monte Carlo Simulation is a technique used to approximate the probability of certain outcomes by running multiple scenarios, called simulations, based on normally distributed random variables (“NDRV”). The stock price at the end of each simulation is the product of the initial stock price times a rate of return based on these assumptions. The Grant Date Fair Value for an individual PSU LTIP Award is equal to the number of shares awarded multiplied by the market price on the grant date (June 30) then multiplied by the probability of vesting determined using the Monte Carlo Simulation. The Grant Date Fair Value is the same as the Accounting Fair Value. The Company’s aggregate LTIP liability derived by the Monte Carlo Simulation is discounted annually to account for individual forfeitures during the vesting period for each LTIP Award as a result of employees leaving the Company. Based on the Monte Carlo Simulation, the 2011 PSU award’s probability of vesting was 36.2% at the time of grant. RSUs are valued at the number of shares awarded multiplied by the Grant Date Fair Value on the grant date (June 30).

Under the LTIP Plan, the Company has established an independent trust (the “Trust”) under an agreement dated August 25th, 2006 (the “Agreement”) and has appointed a Trustee to the Trust. The Company has a policy of covering all outstanding PSU and RSU awards (other than from the LTIP upscaling awards described above) through the purchase of Company shares by the Trust through the facilities of the TSX. The Company requires the Trust to purchase any shares required under the LTIP upscaling awards once these have been determined.

(b)	Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Share Awards Value during the Year on Vesting(1)(7)		Non-Equity Incentive Plan Compensation Payout During the Year(6)
Philip K.R. Pascall	1,339,678	(2)	890,000
Martin R. Rowley	Nil	(3)	470,000
G. Clive Newall	502,431	(4)	320,000
Christopher Lemon	298,138	(5)	147,673
Mark Bolton	689,038	(8)	171,250

(1)	Amounts shown are in CAD$ rounded to the nearest dollar.
(2)	Amount shown is based on vesting date market price (July 7, 2011) of CAD$138.64 x 9,663 PSUs. The Compensation Committee recognizes that given Mr. Pascall’s current shareholdings and position in the Company there can is an unintended negative perception created by him selling company shares in the market. The Committee therefore approved the payment of Mr Pascall vesting PSU award in cash compensation rather than as vested shares, which is permissible under the LTIP Plan.
(3)	Mr Rowley opted to defer vesting of PSU award (allowable for maximum of 18 months).
(4)	Amount shown is based on vesting date market price (July 7, 2011) of CAD$138.64 x 3,624 PSUs.
(5)	Amount shown is based on vesting date market price (June 30, 2011 and July 7, 2011 respectively) of CAD$140.62 x 802 RSUs and CAD$138.64 x 1,337 PSUs.
(6)	These are the same amounts as shown on the Summary Compensation Table under “Annual Incentive Plans”.
(7)	LTIP Award recipients may defer vesting of the LTIP Awards for up to 18 months depending in the income tax rules in the jurisdiction where the recipient is resident.
(8)	Amount shown is based on vesting date market price (June 30, 2011) of Cdn$140.62 x 4,900 RSUs.

(c)	Options and Stock Appreciation Rights (“SARs”)

The LTIP program is discussed under paragraph D(a).

The Company has a stock option plan (the “2004 Stock Option Plan”), which also permits the issuance of SARs, the purpose of which is to provide incentives to directors, officers, senior management and certain consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per Share value created for the Company’s shareholders. Options under the 2004 Stock Option Plan have been typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company.

Options granted under the 2004 Stock Option Plan typically have a five (5) year term and are fully vested after three (3) years. The maximum term of an option under the 2004 Stock Option Plan is ten (10) years. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Company. If Shares are not issued under an option for any reason, the Shares in respect of such option will be made available and will not reduce the maximum number of Shares available for issuance under the plan. The maximum number of shares that may be issued is 6,000,000 shares. The number of Shares issuable to insiders shall not exceed in the aggregate ten percent (10%) of the Company’s total issued and outstanding Shares. The terms of the 2004 Stock Option Plan further provide that the price at which Shares may be issued under the 2004 Stock Option Plan cannot be less than the current market price of the Shares on the date immediately preceding the date of grant. The 2004 Stock Option Plan was amended to confirm that, in addition to time-based vesting conditions, options may be subject to performance based vesting conditions. In the case of termination with or without cause all options are terminated. However, in the event of a change of control, if an employee is terminated within six months of the change of control, all options vest.

The 2004 Stock Option Plan cannot be amended in any respect without shareholder approval.

None of the NEOs have outstanding options. All stock options previously issued under the 2004 Stock Option Plan have vested and have been exercised. SARs have never been issued under the plan.

E.	Retirement Benefit Plans

The Company does not provide specific retirement or pension benefits for directors or NEOs and does not have a deferred compensation plan. The CFO and General Counsel and Corporate Secretary received company contributions to retirement savings plans, which amounts are included in their “Other Compensation”.

F.	Termination and Change Of Control Benefits

The following table shows amounts payable to the NEOs in the event of a termination of employment without cause and a change of control and a termination of employment, or material change in terms of employment, as described below.

Name	Estimated Cash Payout on Termination ($)		Estimated Value Vested Share Awards on Termination without Cause (1) ($)
	Without Cause	Change of Control and Termination(2)
Philip K.R. Pascall	500,000	6,233,642	4,905,733
Martin Rowley	340,000	3,721,910	3,408,600
G. Clive Newall	270,000	2,654,438	1,869,662
Christopher Lemon	184,000	1,499,495	1,097,436
Hannes Meyer	126,500	956,250	838,972

(1)	Amounts shown are in CAD$ based on a share price of CAD$20.05 as at December 31, 2011 and assuming all PSUs and RSUs vested. Actual amounts will be determined based on the share price on the date of vesting.
(2)	Amounts are based on Total Compensation from the Summary Compensation Table, except Mr. Meyer, whose Total Compensation is deemed to be salary plus 3 months’ bonus during his first year of employment.

The Company has management services or employment agreements with each of the NEOs or their holding companies (as the case may be, and for the purposes of this Part, each NEO or his holding company, is referred to as an “Executive Officer”) in respect of their positions with the Company. Each Executive Officer is engaged for an indefinite term and remains bound by confidentiality obligations. The CEO and CFO are required to provide their services exclusively to the Company (except with the prior written consent of the Company).

The following is a general summary of the termination and change of control or responsibility provisions applicable to each of the Executive Officers, under existing agreements:

(a)	The Company may terminate the Executive Officer’s engagement for cause following five (5) days’ written notice, and all compensation and benefits will cease accruing on the Executive Officer’s termination date. In this instance “cause” includes: any breach of the agreement, or inadequate performance of the Executive Officer’s duties that is not cured within five (5) days following written notice by the Company; unauthorized possession of the Company’s property, theft or dishonesty, being under the influence of alcohol or illegal drugs on the Company’s operational premises, assault or fighting where the Executive Officer is an active participant, being charged with a civil or serious criminal offence, unethical practices, intentional disloyalty, a serious breach of the Company’s policies and procedures, or behaviour that brings the Company into disrepute.

(b)	The Company may terminate the Executive Officer’s engagement at any time without cause following six (6) months written notice, or payment of six months salary and benefits in lieu of such notice for the CEO, President, Executive Director Business Development, General Counsel and Corporate Secretary, and in the case of the CFO following three (3) months written notice or payment of salary and benefits in lieu. The Executive Officer is not obligated to mitigate any damages that may be suffered by reason of the termination without cause by the Company.

(c)	If the Executive Officer is terminated by the Company, or if there is a material change in the Executive Officer’s conditions of employment, at any time within the period commencing on the date of a change of control and ending twenty four (24) months thereafter, the Company is required to pay the CEO, President, and Executive Director Business Development an amount equivalent to thirty (30) months, and the CFO and General Counsel and Corporate Secretary eighteen (18) months, of the Executive Officer’s compensation package (which includes salary, bonus, and other compensation) for or paid in relation to the previous calendar year and any stock options or incentive awards held by or granted to the Executive Officer immediately vest.

(d)	Each Executive Officer may terminate his engagement without cause only upon one hundred twenty (120) days advance written notice to the Company on behalf CEO, President, and Executive Director Business Development; 180 days on behalf of the General Counsel & Corporate Secretary; and three months on behalf of the CFO. All compensation will cease accruing upon the Executive Officer’s termination date for any termination by the Executive Officer without cause.

For each of the Executive Officers, upon disability, the Company may terminate his services or make such other arrangements as the Company, in its sole discretion, deems necessary to accommodate the Executive Officer. The term “disability” is defined as any health condition or other cause beyond the reasonable control of the Executive Officer that reasonably prevents the Executive Officer from performing his duties for a period of 120 days within any twelve (12) month period.

G.	Directors’ Compensation

(a)	Compensation of Directors

The following table sets forth particulars concerning the compensation of the directors for the Company’s most recently completed financial period that ended December 31, 2011.

Name	Fees Earned(2) ($)	Share Awards	All Other Compensation		Total ($)
Rupert Pennant-Rea(1)	46,110	Nil	Nil		46,110
Michael Martineau	140,000	Nil	Nil		140,000
Peter St. George	182,500	Nil	Nil		182,500
Andrew Adams	160,000	Nil	Nil		160,000
Paul Brunner	145,000	Nil	1,444	(3)	146,444
Steven McTiernan	142,500	Nil	522	(3)	143,022

(1)	Mr Pennant-Rea resigned as a director on May 19, 2011.
(2)	As noted under (b) below, in May 2011, the Board increased the Independent Directors Fees effective July 1, 2011.
(3)	For disclosure purposes, any other compensation paid in Canadian dollars has been converted as follows: CAD$1.00 = USD$0.9804 for 2011 (year average). Other compensation included dividend equivalency payments issued on all unvested RSUs.

(b)	Narrative Discussion

In May 2011, the Nominating & Governance Committee reviewed benchmarking reports published by KPMG and Spencer Stuart on Director Compensation for directors appointed to public companies listed on the London Stock Exchange and Toronto Stock Exchange, respectively. Due to the continued growth and complexity of the Company, it was recognized that the Chairs of the Audit, Compensation and EH&S Committee had an increased workload. Also, due to the Company’s geographic spread of meetings, operations and time zones there were additional time and travel burdens on directors. The Nominating & Governance Committee therefore recommended increases to the fee structure for Independent Directors, which was approved by the Board effective July 1, 2011, as follows:

FEES($US)	Director	Audit	EH&S	Compensation	N&G
Member	$140,000	$15,000	$10,000	$10,000	$0
Lead/Chair	$60,000	$30,000	$20,000	$20,000	$0

All annual Directors’ Fees are pro-rated. Directors are also reimbursed for their out-of-pocket expenses incurred in attending director and committee meetings.

All directors are eligible to be granted stock options under the Company’s 2004 Stock Option Plan and RSUs under the LTIP adopted by the Company in 2006. No options or LTIP awards were granted to any of the directors of the Company during 2011.

(c)	Share Awards, Option Awards and Non-Equity Incentive Plan Compensation

(i)	Outstanding Share Awards and Option Awards

Share Awards
Name	Number of Unvested PSUs/RSUs(1)	Market Value of Unvested RSUs(2)
Andrew Adams	Nil / Nil	N/A
Michael Martineau	Nil / Nil	N/A
Rupert Pennant-Rea(3)	Nil / Nil	N/A
Peter St. George	Nil / Nil	N/A
Paul Brunner	Nil/5,000	$100,250
Steven McTiernan	Nil/10,000	$200,500

(1)	RSU grant totals have been amended to include stock-split in August 2011.
(2)	Amounts shown are in CAD$ based on a share price CAD$20.05 as at December 31, 2011.
(3)	Mr Pennant-Rea resigned as a director on May 19, 2011.

(ii)	Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Share Awards Value during 2011 on Vesting ($)		Non-Equity Incentive Plan Compensation Payout During 2011
Andrew Adams	Nil		Nil
Michael Martineau	Nil		Nil
Rupert Pennant-Rea(1)	Nil		Nil
Peter St. George	Nil		Nil
Paul Brunner	140,620	(2)	Nil
Steven McTiernan	Nil		Nil

(1)	Mr Pennant-Rea resigned as a director on May 19, 2011.
(2)	1,000 RSUs vested on July 1, 2011 and calculation is based on vesting price of Cdn$140.62 on June 30, 2011 (prior to the 5 for 1 stock split).

(d)	Directors’ and Officers’ Liability Insurance

In 2011, the Company maintained global Directors’ and Officers’ liability insurance with a USD$80,000,000 combined aggregate annual and per occurrence limit at an annual premium for the period June 30, 2011 to June 30, 2012 of USD$328,000. In recognition of the mid-term period placement of the layers in excess of USD$30,000,000 for the prior year a premium refund of USD$66,310 was negotiated, making the total of all premiums paid for the current year USD$261,690.

Generally, under this insurance, the Company would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Company. Excluded from coverage are illegal acts and those acts which result in personal profit. Retention under the Company’s directors’ and officers’ insurance policy is USD$100,000 and USD$250,000 with respect to securities claims in the United States of America.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the 2011 financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity (stock option) compensation plans approved by the securityholders	Nil		N/A	3,161,833
Equity (LTITP) compensation plans approved by the securityholders	N/A	(1)	0	1,000,000	(1)
Equity compensation plans not approved by the securityholders	Nil		N/A	Nil

Total	N/A		N/A	4,161,833

(1)	1,000,000 shares were approved for issuance under the LTITP at the 2009 AGM.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer has any material debts or financial obligations owing to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Executive Compensation

The Board of Directors of the Company recognizes that shareholder engagement and having the ability to express views on executive compensation are evolving areas in Canada and globally.

In 2010, the Board adopted a “Say on Pay Policy” which provides for an annual shareholder advisory resolution on executive compensation. The purpose of this advisory resolution is to ensure an appropriate level of accountability to the shareholders of the Company for their compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, through an advisory vote at each annual shareholders’ meeting.

While Shareholders are encouraged to provide their collective advisory vote, the directors of the Company remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

Shareholder approval of executive compensation is by ordinary resolution, being a majority of the votes cast by Shareholders on the resolution.

At the Meeting, Shareholders will be asked to approve the following non-binding ordinary resolution:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, that the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2012 annual meeting of shareholders.”

As this is an advisory vote, the results will not be binding upon the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions.

The Company will disclose the results of the shareholder advisory vote as a part of its report on vote results for the Meeting.

In the event that a significant number of shareholders oppose the resolution, the Company will consult with its shareholders (particularly those who are known to have voted against it) to fully understand their concerns and will review the Company’s approach to compensation in the context of those concerns.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2011, together with the Management’s Discussion and Analysis thereon. Copies of the Company’s financial statements and its Management’s Discussion and Analysis for the year ended December 31, 2011 may be obtained by any shareholder of the Company free of charge by request to the Company at:

8th Floor

543 Granville Street

Vancouver, British Columbia

Canada V6C 1X8

The contents and sending of this Circular have been approved by the Board.

DATED at Vancouver, British Columbia, this 5th day of April, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

“Philip K.R. Pascall”

Philip K.R. Pascall

Chairman and Chief Executive Officer